Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Synlogic, Inc.

We consent to the incorporation by reference in the registration statements (Nos. 333-220841, 333-223798, 333-210466 and 333-207299) on Form S-8 and (Nos. 333-226730 and 333-220948) on Form S-3 of Synlogic, Inc., of our report dated March 12, 2019, with respect to the consolidated balance sheets of Synlogic, Inc. as of December 31, 2018 and 2017, and the related consolidated statements of operations and comprehensive loss, contingently redeemable preferred equity and stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements), which report appears in the December 31, 2018 annual report on Form 10-K of Synlogic, Inc.

/s/ KPMG LLP

Cambridge, Massachusetts

March 12, 2019